SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For October 2021
Commission File Number 0-28800
______________________
DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park,

1709
South Africa
( Address of principal executive offices )
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☑

Form 40-F
☐
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-
2(b) under the Securities Exchange Act of 1934.
Yes ☐

No
☑
If ''Yes''

is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2021, incorporated by reference herein:
Exhibit

99.1

Release dated October 26, 2021, “DEALINGS IN SECURITIES - ACCEPTANCE OF
AWARDS

”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: October 26, 2021

By: /s/ Riaan Davel

Name: Riaan Davel

Title: Chief Financial Officer

Exhibit 99.1
On

December

2019,

shareholders

of

DRDGOLD

(“
Shareholders
”)

approved

an

equity

settled
long-term

incentive

scheme

(“
LTI Scheme
”)

to

replace

the

cash

settled

long-term

incentive

scheme
established in November 2015. Under

the LTI

Scheme, qualifying employees are

awarded conditional
shares

on

an

annual

basis,

comprising

performance

shares

(80%

of

the

total

conditional

shares
awarded) and retention shares

(20% of the total

conditional shares awarded). Conditional

shares vest
3 years

after grant

date, subject

to the

rules of

the LTI Scheme, including

certain performance

conditions
being

met, and

will

be

settled in

the form

of DRDGOLD

ordinary shares

(“
DRDGOLD Shares
”) at

a
zero-exercise price.

DRDGOLD hereby advises Shareholders of the following acceptances of awards of conditional shares
in terms of the

LTI

Scheme (“
Awards
”) by directors, prescribed

officers and the company

secretary of
DRDGOLD:
Nature of transactions:
Acceptance of Awards

Class of securities:
Conditional

shares,

comprising

80%

performance
shares

and

20%

retention

shares,

which

will

be
settled

in

DRDGOLD

Shares

upon

vesting,

in
accordance with the rules of the LTI Scheme
Nature and extent of interest: Direct beneficial
Transactions completed on-market: No
Name of director: Niël Pretorius
Date of acceptance of Award: 26 October 2021
Number of conditional shares:
549 986 (439 989 performance shares and

109 997
retention shares)
Vesting date: 20 October 2024
Strike price: Rnil
Deemed value of transaction:
R7 452

310.30

(based

on

the

DRDGOLD

Share
price

on

the

grant

date,

being

R13.55

on
20 October 2021)
The

table

below

provides

a

summary

of

the

participation

by

Mr

Niël

Pretorius

in

the

LTI

Scheme,
following the acceptance of abovementioned Award:
Grant date Number of conditional
shares awarded
Deemed value
(note 1)
Vesting date

2 December 2019 1 069 321 (855 457
performance shares and
213 864 retention shares)
R6 576 324.15 2 December 2021 and
2 December 2022

(note 2)
22 October 2020 332 497 (265 998
performance shares and
66 499 retention shares)
R6 460 416.71 22 October 2023
20 October 2021 549 986 (439 989
performance shares and
109 997 retention shares)
R7 452 310.30 20 October 2024
Notes:
1.

Deemed value

is

based

on the

DRDGOLD

Share

price

on the

grant

date, being

R6.15 on

2 December 2019,

R19.43

on
22 October 2020 and R13.55 on 20 October 2021.

2.

The LTI Scheme made provision for 50%

of the Awards made in

December 2019 to vest in 2021

(being 2 years after

the grant
date) and the remaining 50% to vest in December 2022 (being 3 years after the grant date).
Name of director:
Riaan Davel

Date of acceptance of Award: 26 October 2021
Number of conditional shares:
292 796

(234 237

performance shares

and 58

559
retention shares)
Vesting date: 20 October 2024
Strike price: Rnil
Deemed value of transaction:
R3 967

385.80

(based

on

the

DRDGOLD

Share
price

on

the

grant

date,

being

R13.55

on
20 October 2021)
The table

below provides

a summary

of the

participation by

Mr Riaan

Davel in

the LTI Scheme, following
the acceptance of abovementioned Award:
Grant date Number of conditional shares
awarded
Deemed value
(note 1)
Vesting date
2 December 2019 517 522 (414 018 performance
shares and 103 504 retention
shares)
R3 182 760.30 2 December 2021 and
2 December 2022

(note 2)
22 October 2020 160 919 (128 735 performance
shares and 32 184 retention
shares)
R3 126 656.17 22 October 2023
20 October 2021 292 796 (234 237 performance
shares and 58 559 retention
shares)
R3 967 385.80 20 October 2024
Notes:
1.

Deemed value

is

based

on the

DRDGOLD

Share

price

on the

grant

date, being

R6.15 on

2 December 2019,

R19.43

on
22 October 2020 and R13.55 on 20 October 2021.

2.

The LTI Scheme made provision for 50%

of the Awards made in

December 2019 to vest in 2021

(being 2 years after

the grant
date) and the remaining 50% to vest in December 2022 (being 3 years after the grant date).
Name of prescribed officer: Jaco Schoeman
Date of acceptance of Award: 26 October 2021

Number of conditional shares:

(234 237 performance

shares and

58

559
retention shares)
Vesting date: 20 October 2024
Strike price: Rnil
Deemed value of transaction:
R3 967

385.80

(based

on

the

DRDGOLD

Share
price

on

the

grant

date,

being

R13.55

on
20 October 2021)
The

table below

provides a

summary of

the participation

by

Mr

Jaco

Schoeman in

the LTI

Scheme,
following the acceptance of abovementioned Award:
Grant date Number of conditional shares
awarded
Deemed value
(note 1)
Vesting date
2 December 2019 517 522 (414 018 performance
shares and 103 504 retention
shares)
R3 182 760.30 2 December 2021 and
2 December 2022

(note 2)
22 October 2020 160 919 (128 735 performance
shares and 32 184 retention
shares)
R3 126 656.17 22 October 2023
20 October 2021 292 796 (234 237 performance
shares and 58 559 retention
shares)
R3 967 385.80 20 October 2024
Notes:
1.

Deemed value

is

based

on the

DRDGOLD

Share

price

on the

grant

date, being

R6.15 on

2 December 2019,

R19.43

on
22 October 2020 and R13.55 on 20 October 2021.

2.
The LTI Scheme made provision for 50%

of the Awards made in

December 2019 to vest in 2021

(being 2 years after

the grant
date) and the remaining 50% to vest in December 2022 (being 3 years after the grant date).
Name of prescribed officer / company secretary: Elise Beukes
Date of acceptance of Award: 26 October 2021
Number of conditional shares:
39 275

(31

420

performance

shares

and

7 855
retention shares)
Vesting date: 20 October 2024
Strike price: Rnil
Deemed value of transaction:
R532 176.25 (based on

the DRDGOLD Share price
on

the

grant

date,

being

R13.55

on
20 October 2021)
The

table

below

provides

a

summary

of

the

participation

by

Ms

Elise

Beukes

in

the

LTI

Scheme,
following the acceptance of abovementioned Award:
Grant date Number of conditional
shares awarded
Deemed value (note 1) Vesting date
2 December 2019 76 362 (61 090
performance shares and
15 272 retention shares)
R469 626.30 2 December 2021 and
2 December 2022

(note 2)

22 October 2020 23 744 (18 995
performance shares and
4 749 retention shares)
R461 345.92 22 October 2023
20 October 2021 39 275 (31 420
performance shares and
7 855 retention shares)
R532 176.25 20 October 2024
Notes:
1.

Deemed value

is

based

on the

DRDGOLD

Share

price

on the

grant

date, being

R6.15 on

2 December 2019,

R19.43

on
22 October 2020 and R13.55 on 20 October 2021.

2.
The LTI Scheme made provision for 50%

of the Awards made in

December 2019 to vest in 2021

(being 2 years after

the grant
date) and the remaining 50% to vest in December 2022 (being 3 years after the grant date).
In

compliance

with

paragraph

3.66

of

the

Johannesburg

Stock

Exchange

(“
JSE
”)

Limited

Listings
Requirements, prior clearance was obtained from the chairman of the board of directors of DRDGOLD.
The abovementioned transactions were completed outside of a closed period.

Johannesburg
October 27, 2021
Sponsor

One Capital